FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327, – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF):

08.887.330/0001-52

Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or

P.O. Box HM 2879, Hamilton HM LX Bermuda

The shareholders of Cosan Limited (“Company”) are hereby invited to gather in the Annual Shareholders’ Meeting of the Company to be held at Avenida Presidente Juscelino Kubitschek, 1.327, 4th floor, at 10 a.m. (local time) on April 28, 2017, at in the city and state of São Paulo, Brazil (“ASM”) to consider and vote on the following agenda:

AGENDA

1.	To approve the auditor’s report and financial statements related to the fiscal year started January 1, 2016 and ended December 31, 2016.

2.	To appoint the auditors KPMG Auditores Independentes for the subsequent fiscal year ended December 31, 2017;

3.	Delegate the decision regarding the auditors’ compensation to the Board of Directors.

4.	To consider and vote on the reelection of the Class I Directors.

The Board of Directors has defined the end of trading on April 7, 2017 as the record date for qualification of shareholders to participate and vote in the ASM.

All shareholders are invited to participate in the ASM.

São Paulo (SP), March 28, 2017

Board of Directors

Cosan Limited.

MANAGEMENT PROPOSAL

1.	To approve the auditor’s report and financial statements related to the fiscal year started January 1, 2016 and ended December 31, 2016.

A copy of our financial statements related to the fiscal year started on January 1, 2016 and ended on December 31, 2016, along with the auditor’s report (“Financial Statements”), has been made available to shareholders on the Company’s website.

2.	To appoint the auditors KPMG Auditores Independentes for fiscal year 2017.

Following the recommendation of the Company’s audit committee, the Board of Directors proposes that shareholders appoint KPMG Auditores Independentes as our independent auditors for fiscal year 2017, until the 2018 ASM.

3.	Delegate the decision regarding the auditors’ compensation to the Board of Directors.

The shareholders present in the ASM shall also vote on whether or not to delegate to the Board of Directors the responsibility for fixing the compensation of the auditors.

4.	To consider and vote on the reelection of the Class I Directors.

In the ASM, shareholders shall also consider and vote on the reelection of the current Class I Directors, to serve a term of office until the 2020 Annual Shareholders’ Meeting

José Alexandre Scheinkman. Mr. Scheinkman is a member of our board of directors. He is the Theodore A. Wells ‘29 Professor of Economics at Princeton University. He has a bachelor’s degree in economics from the Federal University of the State of Rio de Janeiro (1969), a master’s degree (1973) and doctorate degree (1974) in economics from the University of Rochester, and a master’s degree in mathematics from Instituto de Matemática Pura e Aplicada (Brazil) (1976). Mr. Scheinkman is a Fellow of the American Academy of Arts and Sciences, a Fellow of the Econometric Society, and received a “docteur honoris causa” from the Université Paris-Dauphine. In 2002, he was a Blaise Pascal Research Professor (France). Professor Scheinkman is a member of the Conseil Scientifique of the Institute Europlace de Finance (Paris) and a member of the Conselho Acadêmico of IBMEC (São Paulo). Previously, he was the Alvin H. Baum Distinguished Service Professor and Chairman of the Department of Economics at the University of Chicago, Vice President in the Financial Strategies Group of Goldman, Sachs & Co., co-editor of the Journal of Political Economy and a member of the advisory panel in economics to the Sloan Foundation.

Mailson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our board of directors and of Cosan S.A.’s board of directors since November 2007. He is an economist and was Brazil’s Minister of Finance from 1988 to 1990. He was previously Technical Consultant and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce and Secretary General of the Ministry of Finance. He performed as the chief executive officer of the European Brazilian Bank—EUROBRAZ, in London. Mr. Nóbrega is also member of the board of directors of the following companies: Abyara Planejamento Imobiliário, CSU Cardsystem S.A., Grendene S.A., Portobello S.A., Rodobens Negócios Imobiliários S.A., TIM Participações S.A. and Veracel Celulose S.A.

Richard Steere Aldrich Junior. Mr.Aldrich, Jr. graduated in the United States from Brown University (1970) and from Vanderbilt University School of Law (1975). In 1975, he joined Shearman & Sterling LLP as an associate, where he later became a partner, in 1984, a position in which he served until 2009. From 2009 to 2016 he was a partner at Skadden, Arps, Slate, Meagher & Flom LLP. Over the course of his career, he has been involved in offerings, mergers and acquisitions, debt restructurings and public and private financing transactions in Brazil and the United States.

MAKE SURE TO DATE AND SIGN THE VOTING INSTRUCTION.

☑ Votes must be checked as shown above in blue or black ink.

Proxy instruments, accompanied by their respective proof of representation and shareholding, must be delivered by April 26, 2017 to Cosan Limited, Avenida Presidente Juscelino Kubitschek, 1.327, 4th floor, São Paulo, SP, Brazil, care of the Investor Relations Department.

(1) To approve the auditor’s report and financial statements related to the fiscal year started January 1, 2016 and ended December 31, 2016.

FOR	AGAINST	ABSTENTION
☐	☐	☐

(2) Election of KPMG Auditores Independentes as our independent auditors for fiscal year 2017 until the Annual Shareholders’ Meeting of 2018.

FOR	AGAINST	ABSTENTION
☐	☐	☐

(3) Delegate the decision regarding the auditors’ compensation to the Board of Directors.

FOR	AGAINST	ABSTENTION
☐	☐	☐

(4) Reelection of the Class I Directors of the Company.

FOR	ABSTENTION	*EXCEPTIONS: FOR
all nominees below	from voting in all nominees below	all nominees below, except those indicated below
☐	☐	☐

Nominees: José Alexandre Scheinkman , Maílson Ferreira da Nóbrega and Richard Steere Aldrich, Jr as Class I Directors.

*EXCEPTIONS:

S C A N L I N E

The signature must match the name printed in this document. When signing as mandatary or proxy, please clearly indicate such condition. In case of more than one shareholder, the form must be signed by each shareholder.

Number of shares:

Name of the shareholder:

Date, Shareholder Signature	Signature of co-owner

COSAN LIMITED

PROXY SOLICITATION ON BEHALF OF THE BOARD OF DIRECTORS

FOR THE ANNUAL SHAREHOLDERS MEETING

OF COSAN LIMITED

The undersigned shareholder hereby revokes any other proxy instruments and appoints the Secretary of the Annual Shareholders’ Meeting of Cosan Limited, to be held on April 28, 2017, each with full powers of representation, as his/her proxy to participate in the Annual Shareholders’ Meeting of Cosan Limited, to be held on April 28, 2017, in order to cast votes equivalent to the number of shares to which the undersigned shareholder would be entitled to vote if personally present, in accordance with the voting instructions attached hereto.

ONCE DULY SIGNED, THIS PROXY INSTRUMENT SHALL GRANT POWERS TO THE ATTORNEY TO VOTE IN ACCORDANCE WITH THE VOTING INSTRUCTIONS HEREIN. IN CASE NO INSTRUCTION HAS BEEN PROVIDED, THIS PROXY INSTRUMENT SHALL VOTE IN ACCORDANCE WITH PROPOSALS 1, 2, 3 AND 4. REGARDLESS OF ANY VOTING INSTRUCTION, THE ATTORNEYS SHALL VOTE AT THE DISCRETION OF THEIR PROXIES IN RELATION TO ANY OTHER MATTERS THAT MAY BE SUBMITTED TO THE ANNUAL SHAREHOLDERS’ MEETING.

To include any comments, check the box on the right. ☐

Number of shares:

Name of the shareholder:

Date, Shareholder Signature	Signature of co-owner

SIGNATURE GUARANTEE (IF REQUIRED)

No signature guarantee is required if this Proxy Instrument is signed by (i) the registered holder of the shares, (ii) a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, or (iii) a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended. In all other cases an eligible guarantor institution must guarantee all signatures on this Proxy Instrument.

(Name of Medallion Signature Guarantor Guaranteeing Signature)

(Address (including zip code) and Telephone Number (including area code) of Firm)

(Authorized Signature)

(Printed Name)

(Title)

Date:                    , 2017.

SIGNATURES

In compliance with the Securities Exchange Act of 1934, the issuer has collected the signature of this report on its behalf by the undersigned individuals, who have been duly authorized for such purpose.

Date: March 28, 2017

COSAN LIMITED

By:	/s/ Paula Kovarsky Rotta
Name: Paula Kovarsky Rotta Title: Investor Relations Officer